Exhibit 8

Consent of PricewaterhouseCoopers LLP

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated February 18, 2005 with respects to the consolidated financial statements of NovaGold Resources inc. included in this Annual Report to the Shareholders on Form 40-F for the year ended November 30, 2004.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 33-117370) on Form S-8 of NovaGold Resources Inc.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
February 18, 2005